UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
COMMISSION FILE NUMBER: 000-49883
A. Full title of the plan and address of the plan, if different from that of issuer named below:
Plumas Bank 401 (k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971

REQUIRED INFORMATION
1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.
The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2009, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEARS THEN ENDED
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2009
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of
   Plumas Bank 401(k)
   Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Perry-Smith LLP
Sacramento, California
June 25, 2010

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

ASSETS

Investments (Notes 3, 4 and 5):
Participant-directed investments at fair value	$7,211,512	$6,219,563
Participant loans	182,469	217,781

Total investments	7,393,981	6,437,344

Net assets available for benefits at fair value	7,393,981	6,437,344

Adjustment from fair value to contract value for common/ collective trust	(2,787)	58,228

Net assets available for benefits	$7,391,194	$6,495,572

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2009 and 2008

	2009	2008

ADDITIONS

Investment income (Notes 3 and 5):
Net appreciation (depreciation) in fair value of investments	$900,396	$(2,784,815)
Interest and dividends	93,577	122,812

Total investment income	993,973	(2,662,003)

Contributions:
Participant	617,666	844,625
Employer	194,044	221,592

Total contributions	811,710	1,066,217

Total additions (deductions)	1,805,683	(1,595,786)

DEDUCTIONS

Benefits paid to participants	910,061	538,459

Net increase (decrease)	895,622	(2,134,245)

Net assets available for benefits:
Beginning of year	6,495,572	8,629,817

End of year	$7,391,194	$6,495,572

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN
The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
General
Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participant Contributions
Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested.
Employer Contributions
During 2009 and 2008, the Bank provided a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. Bank contributions are subject to certain IRC limitations. During 2009 and 2008 the Bank did not make any discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s matching and discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)
Participant’s Investment Options
Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America. The investment options include a range of funds that are invested in shares of twelve registered investment companies (mutual funds) and a common/ collective trust that invest mainly in common stocks and bonds.
In addition, participants have the option of investing in Plumas Bancorp common stock, up to 50% of the participant’s total elective deferrals. These investments are also maintained by the Plan’s Trustee.
Participants may change their investment options without restriction.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits
Upon termination of employment or other reasons specified by the Plan, a participant with a vested account balance that exceeds $5,000 may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. For a participant with a vested account balance of $5,000 or less, a lump sum payment is distributed to the participant. Distributions between $1,000 and $5,000 may be made automatically to a participant without requiring the participant’s consent. If the participant does not elect to have such distribution paid directly to an “eligible retirement plan” in a direct rollover or to receive the distribution directly, then the Plan’s Sponsor automatically pays the distribution through a direct rollover to an individual retirement plan designated by the Plan’s Sponsor. As of December 31, 2009 and 2008, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)
Forfeitures
Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $19,057 and $4,452 were used to reduce employer contributions for the years ending December 31, 2009 and 2008, respectively.
Administrative Costs
The Bank pays the administrative costs of the Plan. Investment management fees are paid by the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at their outstanding loan balances. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and (depreciation) of investments and net realized gains and (losses) on the sale of investments during the period.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds, a common/ collective trust and the common stock of the Plan Sponsor. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits
Benefits are recorded when paid.
Adoption of New Accounting Standards
FASB Accounting Standards CodificationTM
The Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10, Accounting Standards CodificationTM. ASC 105-10 establishes the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. The adoption of this update did not have a material impact on the Plan’s financial position.
Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly
In April 2009, the Plan adopted FASB ASC 820-65, Fair Value Measurements, which provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for the asset or liability have decreased significantly. ASC 820-65 also provides guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-65 did not have a significant impact on the Plan’s financial position.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Adoption of New Accounting Standards (Continued)
Subsequent Events
In July 2009, the Plan adopted FASB ASC 855-10, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process.
In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the SEC and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Plan Sponsor adopted the amendments upon issuance with no material impact to the Plan’s financial statements.
Financial Accounting Standards Issued But Not Yet Adopted
Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements
The FASB has issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies existing disclosure requirements about fair value measurement. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:
•	A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and
•	In the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements.
In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:
•
For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Financial Accounting Standards Issued but Not Yet Adopted (Continued)
Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements (Continued)
ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Early application is permitted. The guidance is not expected to have a material impact on the Plan’s financial statements.
3.	INVESTMENTS
The following table presents the fair value of the investments in the Plan, except for the Stable Value Fund which is presented at contract value. Investments representing more than 5% of the Plan’s net assets as of December 31, 2009 and 2008 are separately identified.

	December 31,
	2009	2008

Investments at quoted market prices:
Stable Value Fund	$1,393,501	$1,141,733
Davis NY Venture Fund	1,091,863	817,838
Euro Pacific Growth Fund	979,895	745,742
PIMCO Total Return Fund	704,769	580,257
Jennison Growth Fund	664,877	473,486
Jennison Mid Cap Growth Fund	616,139	438,639
Goldman Sachs Mid Cap Fund	396,911	339,484
Van Kampen Equity Income Fund	342,616	396,189
Plumas Bancorp Common Stock	310,504	758,472
Other investments	707,650	585,951

	7,208,725	6,277,791

Other investments:
Loans to participants	182,469	217,781

Total investments	$7,391,194	$6,495,572

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value by $900,396 and $(2,784,815) during 2009 and 2008, respectively.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
4.	FAIR VALUE MEASUREMENTS
Fair Value Hierarchy
The Plan groups its assets and liabilities measured at fair value within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:
Level 1 — Quoted market prices for identical instruments traded in active exchange markets.
Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.
Level 3 — Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Assets Recorded at Fair Value
The following tables present information about the Plan’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:
The Plan is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2009
	Total
Description	Fair Value	Level 1	Level 2	Level 3

Mutual funds	$5,504,720	$5,504,720
Common/ collective trust	1,396,288		$1,396,288
Common stock of Plan Sponsor	310,504	310,504
Participant loans	182,469			$182,469

	$7,393,981	$5,815,224	$1,396,288	$182,469

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
4.	FAIR VALUE MEASUREMENTS (Continued)
Assets Recorded at Fair Value (Continued)

	December 31, 2008
	Total
Description	Fair Value	Level 1	Level 2	Level 3

Mutual funds	$4,377,586	$4,377,586
Common/ collective trust	1,083,505		$1,083,505
Common stock of Plan Sponsor	758,472	758,472
Participant loans	217,781			$217,781

	$6,437,344	$5,136,058	$1,083,505	$217,781

Fair values for mutual funds are based on quoted market prices in active markets for identical assets that the Plan has the ability to access at the measurement date.
Fair value of the common/ collective trust is based on the fair value of the amount the Plan Sponsor would receive if they terminated the contract at the reporting date.
Fair value of the common stock of the Plan Sponsor is based on the quoted market price of the common stock at the measurement date.
Fair values for participant loans are represented by the loan’s book value.
There were no changes in the valuation techniques used during 2009. There were no recurring assets transferred in or out of Level 3 during the years ended December 31, 2009 or 2008.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan Trustees believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
4.	FAIR VALUE MEASUREMENTS (Continued)
Assets Recorded at Fair Value (Continued)
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	2009	2008
	Participant	Participant
	Loans	Loans

Beginning balance	$217,781	$187,349

Advances	57,870	106,594
Repayments	(93,182)	(76,162)
Transfers in and/or out of Level 3

Ending balance	$182,469	$217,781

There were no gains or losses for the period included in changes in net assets relating to Level 3 assets still held at the reporting date.
The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2009 or 2008.
5.	CONCENTRATION OF INVESTMENTS
At December 31, 2009 and 2008, the Plan held investments in Plumas Bancorp common stock, representing approximately 4% and 12% of net assets available for benefits, respectively.
6.	RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Prudential Insurance Company of America. Prudential Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2009 and 2008, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2009	2008

Number of shares	103,501	101,129
Fair value, based on quoted market values	$310,504	$758,472

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
6.	RELATED-PARTY TRANSACTIONS (Continued)
The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, depreciated in value by $456,471 and $610,292 during 2009 and 2008, respectively, which is included in the total investment appreciation (depreciation) discussed in Note 3.
7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined, and informed the Bank by a letter dated November 20, 1992, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the financial statements.
8.	SUBSEQUENT EVENTS
The Plan was amended effective April 1, 2010 to change the matching formula from fixed to discretionary for all employees. The match, thereafter, will require a Board resolution.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Stable Value Fund	Common / Collective Trust	*	$1,393,501

	Davis NY Venture Fund	Mutual Fund	*	1,091,863

	Euro Pacific Growth Fund	Mutual Fund	*	979,895

	PIMCO Total Return Fund	Mutual Fund	*	704,769

**	Jennison Growth Fund	Mutual Fund	*	664,877

**	Jennison Mid Cap Growth Fund	Mutual Fund	*	616,139

	Goldman Sachs Mid Cap Fund	Mutual Fund	*	396,911

	Van Kampen Equity Income Fund	Mutual Fund	*	342,616

	Allianz NIJ Small Cap Fund	Mutual Fund	*	267,918

	Growth Fund of America	Mutual Fund	*	267,415

**	Dryden Stock Index Fund	Mutual Fund	*	129,064

	Fidelity Adv Small Cap Fund	Mutual Fund	*	43,253

**	Plumas Bancorp	Common Stock — 103,501 shares	*	310,504

**	Participant Loans	Maturing at various dates through November 12, 2014 at interest rates ranging from 4.25% to 9.25%		182,469

				$7,391,194

*	Information regarding the cost of investments at December 31, 2009 is not required as investments are participant directed.

**	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan (Name of Plan)
Date: June 25, 2010	/s/ Richard L. Belstock
Richard L. Belstock
Interim Chief Financial Officer
EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm